August 10, 2012	Writer's Direct Number: (317) 236-2289 Direct Fax: (317) 592-4666 Internet: Stephen.Hackman@icemiller.com
BY EDGAR AND FEDEX
Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Republic Airways Holdings Inc.
Form 10-K for the year ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the three months ended March 31, 2012
Filed May 10, 2012
File No. 000-49697

Dear Ms. Cvrkel:
Set forth below is the response of the Company to the comments of the Staff contained in the Staff's letter to the Company, dated July 16, 2012, relating to the Company's Form 10-K, filed on March 15, 2012 (File No. 000-49697) (the "Form 10-K"), and the Company's Form 10-Q, filed on May 10, 2012 (File No. 000-49697) (the "Form 10-Q"). For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold type herein.
Comment

Annual Report on Form 10-K for the year ended December 31, 2011
Quarterly Information (unaudited), page 50

1.
We note that you have significant fluctuations between quarters as shown in the quarterly data for both 2010 and 2011. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise to comply with the disclosure requirements of Item 302(a)(3) in future filings.

Response
The Company will include the relevant disclosure in future filings to include a discussion and analysis of the fluctuations between quarters pursuant to the requirements of Item 302(a)(3).

Comment

Financial Statements, page 52
Notes to Consolidated Financial Statements, page 58
2. Summary of Significant Accounting Policies, page 60
Fixed-fee Services Revenues, page 64

2.
We note that revenue recognized under fixed-fee service agreements, or capacity purchase agreements, with your partners is recognized on a gross basis. We also note that in the last few years you have revised or added capacity purchase agreements. In light of these recent changes, please tell us why you continue to believe that gross revenue recognition is appropriate, including your analysis of your capacity purchase agreements under the AICPA Airline guide, sections 9.66 through 9.73. Your response should address whether your capacity purchase agreements with each carrier have differing elements that would require a different revenue presentation depending on the terms of each agreement. In this regard, we note that for some agreements, certain expenses not billed to you are not recorded in the financial statements, other pass through costs are recognized on a gross basis. Your response should clarify which costs are recognized on a gross basis and which costs are not recognized for each agreement if the terms differ and provide the rationale that supports the basis for your conclusions.

Response
For all of its capacity purchase agreements (fixed-fee service or code-share agreements), the Company receives fixed fees, as well as reimbursement of specified “pass through” costs on a gross basis with additional possible incentives from partners for superior service. These revenues are recognized in the period the service is provided, and the Company performs an estimate of the profit component based upon the information available at the end of the accounting period. The reimbursement of specified costs, known as “pass through costs”, may include aircraft ownership cost, passenger liability and hull insurance, aircraft property taxes, landing fees and catering. Except for fuel that the Company purchased for use under the United Code-Share Agreement prior to July 2012, fuel is not considered a pass-through cost and is discussed separately below. In determining whether to record revenue on a gross basis, the Company evaluates each pass through cost in each code-share agreement against the guidance within the AICPA Airline guide, sections 9.66 through 9.73 and ASC 605-45-45. In all cases, the Company is the primary obligor and has the credit risk with the third party vendors providing goods and services procured to perform under these agreements. Moreover, the Company often has discretion in selecting which particular vendors it transacts for these goods and services. As the Company's agreements do not have differing elements requiring different revenue presentation, revenues associated with these pass through costs are recognized on a gross basis for all of the capacity purchase agreements. There have been no changes to the substance of these agreements in recent years that would impact this conclusion regarding pass through costs.

As disclosed in Note 1 to the Company's 2011 consolidated financial statements filed as part of its 2011 Annual Report on Form 10-K, for all of the Company's code-share agreements other than the United Code-Share Agreement, the Company does not incur fuel cost or record fuel expense or related revenue in its financial statements because the Company is not the primary obligor of the fuel purchase, does not have the operational responsibility for fuel supply, is not exposed to credit risk with the fuel provider and has no discretion in the selection of fuel vendors. Furthermore, the Company is unaware of the cost of fuel supplied by its code-share partners or their third party fuel vendors. Prior to July 2012, fuel was a pass through cost under the United Code-Share Agreement in which the Company was responsible for purchasing fuel, bore the credit risk of the fuel supplier and maintained discretion as to the selection of fuel vendors. Under those terms, fuel expense and the related revenue were recognized on a gross basis in our Statements of Operations. Beginning in July 2012, United has agreed to supply fuel directly to our flights under its code-share agreements and the Company will no longer recognize the cost of fuel and related revenue for fuel used under the United Code-Share Agreement for the reasons discussed above.

Comment

4. Acquisitions and Divestitures, page 68

3.
We note from page 70 that the assets acquired in the calculation of gain on bargain purchase include $37 million of cash injected into Frontier from Republic. Please tell us when such cash was injected into Republic and why it is appropriate to include cash given to Frontier as part of the assets acquired, and therefore increasing the gain on bargain purchase. We may have further comment upon receipt of your response.

Response
On August 13, 2009, the Second Amended and Restated Investment Agreement by and among the Company and Frontier Airlines Holdings, Inc., Frontier Airlines, Inc. and Lynx Aviation, Inc. and their successors (“Frontier”) was executed. That agreement reflected the binding commitments made by the Company at the auction process for Frontier. Under section 2.01 of the agreement, the Company agreed to purchase from the reorganized company 1,000 common shares, representing 100% of the equity of Frontier for an aggregate purchase price of $108.75 million and the relinquishment by the Company of all rights under the Frontier plan of reorganization. On October 1, 2009, the transaction closed for total consideration of $108.75 million that included Debtor-In Possession (“DIP”) financing of $43.1 million, payments to general unsecured creditors of $28.75 million and a $36.9 million cash injection into Frontier. In accordance with ASC 805-30-30-7, the total purchase consideration on the closing was calculated as the sum of the assets transferred by the Company, the liabilities incurred by the Company to former owners of Frontier, and the equity interests issued by the Company (none) as follows:

($ in millions)
Cash paid to general unsecured creditors	$28.75
DIP financing	43.10
Cash injection into Frontier	36.90
Total purchase consideration	$108.75

The cash injected into Frontier on October 1, 2009 (at closing) of approximately $36.9 million was immediately consolidated by the Company under ASC 805-30-30-8 and did not have an impact on the bargain purchase gain of approximately $203.7 million as it is included in both the purchase price and the assets acquired. If the Company had excluded the $36.9 million cash injection from the assets acquired in the allocation of the purchase price, the Company would have been required to exclude the same amount from the total purchase consideration. Accordingly, the bargain purchase gain of $203.7 million would have remained unchanged. Moreover, the Company's disclosure of $108.75 million as total purchase consideration reflects the binding commitments made to capitalize Frontier as it exited bankruptcy.

Comment

Form 10-Q for the Three Months ended March 31, 2012
Consolidated Statements of Comprehensive Loss, page 4

4.
We note from your quarterly report on Form 10-Q for the quarter ended March 31, 2012 that charter revenue is disclosed on the face of the statements of comprehensive loss. To the extent the amount is material, please explain to us, and revise the notes to your financial statements to disclose, your revenue recognition policy for charter revenues.

Response
The Company's charter service revenue during the three months ended March 31, 2012 and 2011, was approximately $32.7 million or 4.7% of total operating revenues and $5.4 million or 0.8% of total operating revenues, respectively.

In accordance with the AICPA Airline Guide, section 3, the timing of revenue recognition is based on when the carrier provides transportation services and thereby completes the earnings process. The Company's contracts with charter customers provide that the Company is compensated at a contractual rate for each specific route or based on block hours for each flight. As these established terms result in revenue that is fixed and determinable with no future performance requirements, charter revenues are recognized at the point charter service revenue is realizable and earned, which is when the transportation is provided. The Company will include a discussion of the Company's revenue recognition policy for charter service in future filings.

We note supplementally that, in response to the Staff's comment, the Company included the following disclosure in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 which was filed on August 9, 2012:

Charter and Other Revenue - Charter and other revenue primarily consists of revenue related to our dedicated and co-sold scheduled charters, the marketing component of our co-branded credit cards, cargo revenues, interline and ground handling fees, and lease revenue for aircraft subleased under operating leases. Also, during the three and six months ended June 30, 2011, we included revenue from commuter slots leased to US Airways at Ronald Reagan Washington National Airport. Charter and cargo revenues are recognized at the point that are charter service and cargo revenue is realizable and earned, which is when the transportation is provided. All other revenue is recognized as revenue when the related goods and services are provided.

During the three and six months ended June 30, 2012, we recognized charter revenues of $24.6 million and $57.3 million, respectively. Charter revenue for the three and six months ended June 30, 2011, was $2.1 million and $7.5 million, respectively. The increase in charter revenues is due to the growth in our relationship with Apple Vacations that started in October 2011.

Comment

Form 8-K dated June 27, 2012

5.
We note your disclosure that on June 21, 2012, Frontier granted to FAPAInvest, units representing the right to receive cash and/or registered shares of Frontier in an aggregate amount of $7.074 million. Please explain to us how you accounted for the issuance of these shares in the second quarter of fiscal 2012 in accordance with ASC 718.

Response
In the second quarter of 2011, the Company initiated a restructuring of its Frontier business. As part of the restructuring, Frontier reached a tentative agreement with the Frontier Airlines Pilot Association (“FAPA”) pursuant to which FAPA agreed in principle, on behalf of the Frontier pilots, to the restructuring of certain wages and benefits in exchange for receipt of an equity stake in Frontier. The terms and conditions of the pilots' equity participation and profit sharing in Frontier were set forth in a commercial agreement dated June 24, 2011 and which was included as Exhibit 99.2 to a Current Report on Form 8-K filed on July 6, 2011. As part of the commercial agreement, Frontier and FAPA agreed to negotiate an equity investment agreement to further evidence the pilots' equity participation in Frontier.

On June 21, 2012, Frontier, the Company and FAPAInvest, a Colorado limited liability company ("FAPAInvest") acting as agent for and on behalf of those persons employed as of June 24, 2011 (the "Agreement Date") as pilots by Frontier (such persons, the "Pilots") entered into a Phantom Equity Investment Agreement (the “Investment Agreement”) providing for the terms and conditions of the Pilots' equity participation in Frontier. The Investment Agreement is the equity investment agreement contemplated by the commercial agreement.

Background:

•	As of the Agreement Date, the Pilots were represented by FAPA as parties to that certain Collective Bargaining Agreement with Frontier dated as of March 2, 2007 (the “CBA”).

•
On the Agreement Date, FAPA and Frontier entered into Letter of Agreement 67 to the CBA (“LOA 67”), pursuant to which FAPA agreed, on behalf of the Pilots, to certain modifications to the CBA which included: (i) the postponement of certain pay increases, (ii) reduced Company contributions to the Pilots 401(k) plan, (iii) reduced vacation and sick day accruals and (iv) an extension of the collective bargaining agreement by two years (collectively, the “Investments”). LOA 67 was included as Exhibit 99.1 to the Company's July 6, 2011 Form 8-K.

•
On the Agreement Date, Frontier, Republic and FAPAInvest entered into a commercial agreement (the “Commercial Agreement”), which specifies, among other things, the terms and conditions of the Pilots equity participation in Frontier, in recognition of the value of the Investments to Frontier as outlined in LOA 67.

•	Republic owns 100% of Frontier Airlines Holdings, Inc. (“Holdings”).

•
Frontier, Republic, and FAPAInvest have agreed that the Pilots equity participation in Frontier in return for the Investments will be accomplished by granting FAPAInvest, for the benefit of the Pilots, phantom equity (“Units”) representing the Pilots right to receive from Frontier an amount of cash and/or registered shares of Frontier's common stock, no par value (the “Shares”), equal to the value of the equity participation contemplated under the Commercial Agreement and LOA 67.

•
Pursuant to the Investment Agreement, Frontier, Republic, and FAPAInvest agree and acknowledge that the aggregate value of the Investments to be made by the Pilots as set forth in LOA 67 is $39.3 million (the “Investment Value”). Frontier grants to FAPAInvest, for the benefit of the Pilots, Units on the terms and conditions set forth below:

◦
Units represent a right to receive from Frontier cash and/or registered shares of Frontier in the aggregate amount (the “Net Value”) of up to approximately $7.1 million (subject to adjustment upon the occurrence of certain events that qualify as a change of control of Frontier ("Change of Control Events"), which events are considered not probable at this time).

◦	Units vest ratably as Investments are made by the Pilots from and after the Agreement Date.

◦
Payments of vested Net Value are scheduled to be made within 90 days of January 1, 2015 and/or January 1, 2017, (the “Payment Dates”) subject to acceleration upon the occurrence of a Change of Control Event.

◦
In the event an individual Pilot's employment with Frontier ends for any reason, the vesting of that Pilot's pro rata share of Units shall immediately cease and the vested Units convert into a liability to be paid in cash by Frontier to the Pilot on the earliest of the remaining Payment Dates.

Additional background information related to these agreements is included in the Form 8-K dated June 27, 2012 and the Investment Agreement was filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2012.

The Company first evaluated whether the award was a derivative or included an embedded derivative under ASC 815 and concluded that the award was not a derivative and additionally concluded that there were no embedded derivatives in the award that needed to be accounted for separately. Further, the Company considered the accounting literature included in ASC 718 and ASC 710.

As Units vest, the Pilots are entitled to a settlement (approximately $7.1million over the term of the Investments outlined in LOA 67). Assuming no Change of Control Events occur, the total value of $7.1 million does not change over the term of the arrangement as this is the cumulative value that will be vested at the end of the 66 months.

The Company believes the Units issued by Frontier to the Pilots are similar to a tandem award referred to in ASC 718-10-25-15. The award stipulates the method of settlement (this is not within the discretion of the employee or Frontier). In most cases, the award will be cash settled and would only be settled in equity in certain circumstances that are not probable at this time (such as an initial public offering of Frontier securities). As a result, the Company concluded that the award should not be accounted for as an equity award. The Company also considered that the Units issued by Frontier to the Pilots were similar to a deferred compensation arrangement referred to in ASC 710-10-25-9 given the expected cash payment amount of $7.1 million.

The Company has determined that it is not probable for events to occur that would change the value of the award. As the Company concluded that the probable event is a future cash settlement, the Company began accruing the liability as compensation expense ratably over the Investment period of 66 months, representing the service period from June 24, 2011 to January 1, 2017. The Company commenced recognition of the liability and compensation expense as of the Agreement Date on June 24, 2011.

    As of March 31, 2012 and December 31, 2011, the Company's liability for this award was approximately $1.4 million and $0.9 million, respectively, and was recorded as an accrued liability on the Company's consolidated balance sheets. The Company will include disclosures of the amount of the liability in future filings.

***********

I have attached a separate acknowledgment of the Company as requested in your comment letter.
If you have any questions regarding the Company's response in this letter, please call me at the direct-dial number above.

Very truly yours,
ICE MILLER LLP

/s/ Stephen J. Hackman

Stephen J. Hackman

cc:    Timothy P. Dooley
Joseph P. Allman

August 10, 2012
BY EDGAR AND FEDEX
Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Republic Airways Holdings Inc.
Form 10-K for the year ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the three months ended March 31, 2012
Filed May 10, 2012
File No. 000-49697

Dear Ms. Cvrkel:
In connection with our response to the staff's comment letter dated July 16, 2012, the undersigned officer of Republic Airways Holdings Inc. (the "Company") hereby confirms to the staff that the Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures in the filings and that neither changes to its disclosure in response to staff comments nor staff comments foreclose the Commission from taking any action with respect to the filings. The Company hereby acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph P. Allman

Joseph P. Allman, Vice President and Corporate Controller